Exhibit 99.1

GRAVITY Co., Ltd.
Financial Statements
December 31, 2006 and 2005

GRAVITY Co., Ltd.
Index
December 31, 2006 and 2005

Page(s)

Report of Independent Auditors	1~2

Non-consolidated Financial Statements

Balance Sheets	3

Statements of Operations	4

Statements of Appropriation of Retained Earnings	5

Statements of Cash Flows	6~7

Notes to Non-consolidated Financial Statements	8~39

Report on the Review of Internal Accounting Control System	40~41

A member firm of

www.samil.com Kukje Center Building 191 Hangangno 2-ga, Yongsan-gu Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)
Report of Independent Auditors
To the Shareholders and Board of Directors of
GRAVITY Co., Ltd.
We have audited the accompanying non-consolidated balance sheets of GRAVITY Co., Ltd. (“the Company”) as of December 31, 2006 and 2005, and the related non-consolidated statements of operations, appropriation of retained earnings and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. as of December 31, 2006 and 2005, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.
Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.
Seoul, Korea
March 13, 2007
This report is effective as of March 13, 2007, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY Co., Ltd.
Balance Sheets
December 31, 2006 and 2005

(in thousands of Korean won)
	2006		2005
Assets
Current assets
Cash and cash equivalents (Notes 3 and 22)	₩	31,872,477	₩	24,798,762
Short-term financial instruments (Notes 3 and 22)		45,700,000		59,810,519
Trade accounts receivable, net (Notes 21 and 22)		1,560,559		4,284,507
Other accounts receivable, net		1,249,675		4,847,293
Advance payments		893,309		1,436,450
Prepaid income taxes		1,215,753		833,701
Current deferred income tax assets (Note 19)		—		1,831,495
Other current assets (Note 4)		1,384,301		1,357,688

Total current assets		83,876,074		99,200,415
Equity method investments (Note 5)		8,326,501		8,704,825
Available-for-sale securities (Note 7)		10,753,372		—
Long-term loans receivable, net (Notes 6 and 22)		906,926		198,429
Guarantee deposits		2,639,355		2,701,608
Non-current deferred income tax assets (Note 19)		—		6,000,432
Investments in real properties		—		8,099,137
Property and equipment, net (Note 8)		5,219,076		7,856,327
Intangible assets, net (Note 11)		7,866,352		9,345,386
Other non-current assets		1,495,733		1,476,104

Total assets	₩	121,083,389	₩	143,582,663

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable (Notes 21 and 22)	₩	4,804,104	₩	11,111,481
Deferred income		5,753,474		4,859,340
Withholdings		164,444		1,166,721
Advances received		48,379		344,200
Income tax payable		162,483		693,946
Leasehold deposit received		65,000		65,000

Total current liabilities		10,997,884		18,240,688
Long-term deferred income (Note 13)		6,111,420		3,211,656
Other long-term accounts payable		—		134,743
Accrued severance benefits, net (Note 12)		124,169		24,457

Total liabilities		17,233,473		21,611,544

Commitments and contingencies (Note 13)
Shareholders’ equity
Common stock (Notes 1 and 15)		3,474,450		3,474,450
Paid in capital in excess of par value (Note 15)		73,255,073		73,255,073
Retained earnings		25,482,297		43,860,442
Capital adjustments (Note 16)		1,638,096		1,381,154

Total shareholders’ equity		103,849,916		121,971,119

Total liabilities and shareholders’ equity	₩	121,083,389	₩	143,582,663

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Operations
Years Ended December 31, 2006 and 2005

(in thousands of Korean won, except per share data)
	2006		2005
Revenues (Note 21)	₩	34,687,370	₩	49,259,407
Cost of sales (Note 21)		11,977,827		14,196,825

Gross profit		22,709,544		35,062,582
Selling and administrative expenses (Note 18)		32,622,630		36,944,086

Operating loss		9,913,087		1,881,504

Non-operating income
Interest income		3,131,453		2,886,500
Gain on foreign exchange transactions		160,480		464,723
Gain on foreign exchange translation (Note 22)		56,020		62,544
Gain on foreign currency forward contract transactions		156,250		1,032,700
Gain on valuation of equity method investments (Note 5)		569,600		206,432
Gain on disposal of property and investment in real property		1,090,626		4,405
Receipts from former chairman (Note 14)		4,947,492		—
Other income		757,198		12,506

		10,869,119		4,669,810

Non-operating expenses
Interest expense		14,350		77,356
Other bad debt expense (Note 21)		1,138,429		—
Loss on foreign exchange transactions		465,824		1,044,836
Loss on foreign exchange translation (Note 22)		576,736		84,490
Loss on disposal of property and equipment		29,341		277,486
Loss on retirement of property and equipment		—		76,327
Loss on impairment of property and equipment (Note 8)		675,000		—
Loss on impairment of intangible assets (Note 11)		1,487,985		—
Loss on valuation of equity method investments (Note 5)		3,570,539		3,188,547
Loss on foreign currency forward contract transactions		4,950		1,885,402
Loss from breach of contract		—		227,348
Other losses		181,520		19,215

		8,144,674		6,881,007

Loss before income tax		7,188,642		4,092,701
Income tax expense (benefit) (Note 19)		11,189,503		(641,576)

Net loss	₩	18,378,145	₩	3,451,125

Per share data (In Won) (Note 20)
Ordinary loss per share	₩	(2,645)	₩	(507)
Loss per share	₩	(2,645)	₩	(507)
The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Appropriation of Retained Earnings
Years Ended December 31, 2006 and 2005

(in thousands of Korean won)
	2006		2005
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	₩	43,860,442	₩	47,311,567
Net loss		(18,378,145)		(3,451,125)

		25,482,297		43,860,442
Appropriation		—		—

Unappropriated retained earnings carried forward to subsequent year	₩	25,482,297	₩	43,860,442

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Cash Flows
Years Ended December 31, 2006 and 2005

(in thousands of Korean won)
	2006		2005
Cash flows from operating activities
Net loss	₩	18,378,145	₩	3,451,125
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation		3,093,007		3,309,422
Amortization of intangible assets		2,269,521		2,522,463
Loss on impairment of property and equipment		675,000		—
Loss on impairment of intangible assets		1,487,985		—
Loss on foreign exchange translation		117,357		64,715
Loss on retirement of property and equipment		—		76,327
Bad debt expense		1,260,839		—
Provision for severance benefits		99,712		1,192,622
Loss on valuation of equity method investments		3,570,539		3,188,547
Loss on disposal of tangible assets		29,341		277,486
Compensation expenses associated with stock options		383,665		1,623,417
Gain on foreign exchange translation		(51,346)		(62,169)
Gain on disposal of investment in real property		(1,081,346)		—
Gain on valuation of equity method investments		(569,600)		(206,432)
Payment of severance benefits		—		(2,207,787)
Others		(9,281)		(2,448)
Changes in
Trade accounts receivable		2,611,471		1,632,721
Other accounts receivable		3,583,993		(4,539,146)
Due from former chairman		—		7,482,139
Advances payments		(418,459)		(723,272)
Prepaid income taxes		(382,052)		(222,099)
Tax refund receivable		(132,051)		(418,593)
Current deferred income tax assets		1,831,495		(1,831,495)
Other current assets		193,565		(755,435)
Long-term prepaid expenses		—		(41,066)
Non-current deferred income tax assets		5,982,079		(3,910,876)
Accounts payable		(6,391,250)		8,345,436
Advance received		(295,822)		274,091
Deferred income		894,134		38,145
Withholdings		(1,002,277)		1,138,651
Income tax payables		(531,463)		—
Long-term deferred income		2,899,764		1,265,543
Long-term accounts payable		—		(927,800)
Retirement insurance deposits		—		222,583

Net cash provided by operating activities		1,740,375		13,354,565

GRAVITY Co., Ltd.
Statements of Cash Flows
Years Ended December 31, 2006 and 2005

(in thousands of Korean won)
	2006		2005
Cash flows from investing activities
Disposal of available-for-sale securities	₩	—	₩	3,499,999
Redemption of short-term loans receivables		51,611		167,265
Decrease in guarantee deposits		62,253		3,802,425
Increase in leasehold deposit received		—		65,000
Acquisition of short-term financial instruments		—		(50,969,495)
Decrease in short-term financial instruments		14,110,519		—
Acquisition of available-for-sale securities		(9,885,492)		(2,999,999)
Payment for short-term loans receivable		(89,667)		—
Acquisition of equity method investments		(2,214,059)		(9,342,500)
Payment for long-term loans receivable		(2,474,843)		(1,050,000)
Increase in guarantee deposits		—		(2,588,523)
Decrease in leasehold deposit received		—		(2,000,000)
Acquisition of property and equipment		(1,559,281)		(6,915,082)
Acquisition of intangible assets		(2,186,949)		(7,434,265)
Disposal of investment in real properties		9,180,483		—
Others		338,765		(449,805)

Net cash provided by (used in) investing activities		5,333,340		(76,214,980)

Cash flows from financing activities
Proceeds from offering shares		—		71,837,242

Net increase in cash and cash equivalents		7,073,715		8,976,827
Cash and cash equivalents
Beginning of year		24,798,762		15,821,935

End of year	₩	31,872,477	₩	24,798,762

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
1.	The Company
GRAVITY Co., Ltd. (the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business principally in the Republic of Korea and other countries in Asia, United States and Europe.
The Company maintains a single business segment which developes online games, software licensing and other related services. The Company’s principal game product, “RAGNAROK”, a multi-player online role-playing game, was commercially launched in August 2002.
The Company founded Gravity Interactive, Inc (“Interactive”), a wholly owned US-based subsidiary and acquired 100% of the voting shares of Gravity Entertainment Corp., a Japanese subsidiary. In 2005, the Company acquired 88.15% of the voting shares of Trigger Soft Corp., a game developer of the “R.O.S.E. Online” serviced by the Company and 96.11% of the voting shares of Neo Cyon, Inc.
In 2006 the Company founded Gravity EU SASU, a wholly owned Europe-based subsidiary and acquired 100% of the voting shares of Gravity CIS, Inc. from Cybermedia International, Inc., the subsidiary of Neo Cyon, Inc.
On February 8, 2005, in an initial public offering, the Company registered 8,000,000 shares of American Depository Shares (“ADS”) on the NASDAQ in the United States of America. Of the total shares registered, the Company sold 5,600,000 shares ADSs, and the existing shareholders sold 2,400,000 ADSs. Four ADS are equivalent to one common share.
As of December 31, 2006, the total paid-in capital amounts to ₩3,474 million.
The Company’s major shareholders and their respective percentage of ownership as of December 31, 2006, are as follows:

		Percentage of
	Number of shares	ownership (%)
EZER, Inc.	3,640,619	52.39
Ramius Capital Group, L.L.C.	642,772	9.25
Moon Capital Management LP	590,896	8.50
Government of Singapore Investment Corporation Pte Ltd.	416,541	6.00
Others	1,658,072	23.86

	6,948,900	100.00

On August 30, 2005, EZER, Inc. (EZER) acquired 52.39% ownership of the Company from Mr. Jung Ryool Kim, the former chairman, and four other shareholders through a stock purchase agreement. EZER is the management company of Asia Star Fund, in which Techno Groove Co., Ltd. has invested purposely to acquire the Company shares through an investment fund agreement made with EZER.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
2.	Summary of Significant Accounting Policies
The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:
Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows is not presented in the accompanying non-consolidated financial statements.
Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS No. 15 through 17 became applicable to the Company on January 1, 2005, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2005. And as SKFAS No. 18 through 20 became effective for the Company on January 1, 2006, the Company adopted these Standards in its financial statements for the year ended December 31, 2006.
Accounting Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.
Revenue Recognition
Prepaid online game subscriptions are recognized as revenue upon their actual usage.
The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. The guaranteed minimum royalty payments, which are currently only paid in China, are deferred and recognized as the royalties are earned. In addition, the Company receives a royalty payment based on a specified percentage of the licensees’ sales. These royalties, that exceed the guaranteed minimum royalty, are recognized on a monthly basis, as the related revenues are earned by the licensees.
Investments in Securities
The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities, classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings provided by independent credit rating agencies.
Unrealized valuation gains or losses on trading securities are charged to operations and those resulting from available-for-sale securities are charged to capital adjustment, the accumulated amount of which shall be charged to operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the income statement when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities for the amortization of discounts or premiums.
Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts based on historical collection experience and estimated collectibility of the receivables.
Inventories
The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period, and by physical count as of the balance sheet date. And inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method. Inventory valuation loss, if any, is presented as an inventory provision account to reduce the carrying amount to its net realizable value. This inventory valuation loss forms part of cost of sales.
Equity Method Investments
Investments in equity securities of companies, over which the Company exercises a significant control or influence are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses of the investees equals the costs of the investments and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.
Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over reasonable period and the amortization is charged to investment.
Unrealized gains (losses) arising from sales between the Company and its equity-method investees is eliminated up to the extent of the Company’s ownership. Unrealized gains (losses) arising from sales between the Company and its subsidiaries is fully eliminated.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included under the capital adjustment account, a component of shareholders’ equity.
Property and Equipment, and Related Depreciation
Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets certain criteria.
Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated Useful Lives
Computers and other equipment	4 years
Vehicles	4 years
Furniture and fixtures	4 years
Leasehold improvements	2 years
Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related assets are capitalized.
The Company assesses the potential impairment of property and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the asset is reduced to its estimated realizable value by recording an impairment loss charged to current operations and presenting it as a reduction from the said carrying value. However, any recovery of the impaired asset is recorded in current operations and should not exceed the carrying amount of the asset before impairment.
Intangible Assets
Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the asset, as follows.

Estimated Useful Lives
Development costs	3 years
Software	3 years
Other intangible assets	3 years
Ordinary research and development costs are expensed as incurred. Development costs and acquisition costs for rights to distribute online games directly relating to a new technology or new products with probable future benefits are capitalized as intangible assets. Amortization of development costs is computed using the straight-line method over three years from the commencement of the commercial production of the related products or use of the related technology. Such costs are subject to periodic review of their recoverability. In the event that such amounts are determined to be not recoverable, they are either written down or written off from the accounts.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the asset is reduced to its estimated realizable value by recording an impairment loss charged to current operations and presenting it as a reduction from the said carrying value. However, any recovery of the impaired asset is recorded in current operations and should not exceed the carrying amount of the asset before impairment.
Impairment Loss
An impairment loss related to assets, other than marketable securities, investment securities and assets for which present value discounts are applied, are charged against income from operations when there are declines in fair value arising from obsolescence, physical damage or the significant decline in market value. A subsequent recovery is recorded as non-operating income up to the original book value.
Stock Options
The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders’ equity as other capital adjustments.
Income Tax Expense
Income tax expense consists of current and deferred taxes. Current income tax expense consists of corporate income tax and resident tax surcharges payable for the current year. In addition to the current income taxes, deferred income taxes are recognized for the tax consequences in the future years of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. Deferred tax assets arising from net operating losses or temporary differences are recognized only when it is probable that future taxable income will be available against which the deferred tax asset can be utilized.
The balance sheet distinguishes the current and non-current portions of the deferred tax assets and liabilities, whose balances are offset against each other.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the rates in effect at the balance sheet date, and resulting translation gains or losses are recognized in current operations.
Derivatives
Derivative instruments are presented as assets or liabilities valued principally at the fair value of rights or obligations associated with the derivative contracts. The unrealized gain or loss from derivative transactions is recognized in current operations.
Contingent Liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow or inflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability in case of an outflow, or the contingent asset in case of an inflow, is made in the notes to the financial statements.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
3.	Cash and Cash Equivalents, and Short-Term Financial Instruments
Cash and cash equivalents, and short-term financial instruments as of December 31, 2006 and 2005, consist of the following:

(in thousands of Korean won)

		Annual
		Interest
	Bank	Rate (%)	2006		2005
Cash and cash equivalents
Cash		—	₩	—	₩	2,686
Deposits on demand	HSBC and others	0.1~ 1.0		1,499		4,954,430
Foreign currency	Kookmin Bank and others	0.01~1.6		17,031,091		2,601,227
Deposits	Woori Bank and others	4.55		1,000,000		—
MMDA	KEB and others	4.25~4.4		9,853,459		—
CMA	Daehan Investment Management Company Ltd.	4.25		3,986,428		—
MMF	Woori Bank and others	—		—		17,240,419

			₩	31,872,477	₩	24,798,762

Short-term financial instruments
Time deposits	Woori Bank and others	4.5~4.7	₩	45,700,000	₩	59,810,519

As of December 31, 2005, cash in banks amounting ₩500,000 thousand was restricted from withdrawal to secure foreign currency forward transactions.
4.	Other Current Assets
Other current assets as of December 31, 2006 and 2005, consist of the following:

(in thousands of Korean won)
	2006		2005
Accrued income	₩	487,777	₩	590,427
Tax refund receivable		439,199		307,147
Prepaid expenses		401,787		439,157
Short-term loans receivable		38,056		—
Inventories		17,482		20,957

	₩	1,384,301	₩	1,357,688

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
5.	Equity Method Investments
Equity method investments as of December 31, 2006 and 2005, consist of the following:

(in thousands of Korean won)

			2006						2005
	Number	Percentage of	Acquisition		Net asset
Investees	of shares	ownership(%)	cost		value		Book value		Book value
Gravity Interactive, Inc.	100,000	100.00	₩	49,784	₩	866,734	₩	861,355	₩	659,498
Gravity Entertainment Corp.	1,000	100.00		1,763,994		308,926		308,926		570,505
Gravity CIS, Inc.[1]	18,000	100.00		19,300		—		—		—
Gravity EU SASU [2]	18,000	100.00		2,194,760		2,084,616		2,084,616		—
Trigger Soft Corp.	113,454	88.15		1,626,737		—		294,553		—
Neo Cyon, Inc.	185,301	96.11		7,715,763		1,068,364		4,777,051		7,474,822

Total			₩	13,370,338	₩	4,328,640	₩	8,326,501	₩	8,704,825

[1]	On September 12, 2006, the company acquired 18,000 shares from Cybermedia International, Inc., the Russia-based subsidiary of Neo Cyon, Inc.

[2]	On August 9, 2006, the company founded a wholly-owned Europe-based subsidiary in France.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
Details of valuation of equity method investments for the years ended December 31, 2006 and 2005, are as follows:

(in thousands of Korean won)

	2006
					Gain (loss)
					from valuation
					of equity	Cumulative
					method	translation
Investees	Beginning		Acquisition		investments	adjustment	Ending
Gravity Interactive, Inc.	₩	659,498	₩	—	₩ 275,047	₩ 73,190	₩	861,355
Gravity Entertainment Corp.		570,505		—	(219,756)	41,823		308,926
Gravity CIS, Inc.		—		19,300	(535,107)	—			[1]
Gravity EU SASU		—		2,194,760	(117,905)	(7,761)		2,084,616
Trigger Soft Corp.[2]		—		—	294,553	—		294,553
Neo Cyon, Inc.		7,474,822		—	(2,697,771)	—		4,777,051

Total	₩	8,704,825	₩	2,214,060	₩ (3,000,939)	₩ 107,252	₩	8,326,501

[1]	With respect to Gravity CIS, Inc., the book value of this equity method investment became negative after reflecting the loss from equity method investment. The amount of ₩515,807 thousand was recorded as bad debt allowance related to long-term loans receivable due from Gravity CIS, Inc.

[2]	With respect to Trigger Soft Corp., the Company recorded ₩1,138,429 thousand as bad debt allowance for long-term loans receivable and reversed this expense into gain from equity method investment.

	2005
					Gain (loss)
					from valuation
					of equity	Cumulative
					method	translation
Investees	Beginning		Acquisition		investments	adjustment	Ending
Gravity Interactive, Inc.	₩	454,552	₩	—	₩ 206,432	₩ 1,486	₩	659,498
Gravity Entertainment Corp.		1,199,967		—	(469,298)	160,164		570,505
Trigger Soft Corp.		—		1,626,737	(2,478,308)	—			[1]
Neo Cyon, Inc.		—		7,715,763	(240,941)	—		7,474,822

Total	₩	1,654,519	₩	9,342,500	₩ (2,982,115)	₩ 161,650	₩	8,704,825

[1]	With respect to Trigger Soft Corp., the book value of this equity method investment became negative after reflecting the loss from equity method investment. The amount of ₩851,571 thousand was recorded as bad debt allowance related to long-term loans receivable due from Trigger Soft Corp.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
Details of negative capital adjustments from equity method investments for the years ended December 31, 2006 and 2005, are as follows:

(in thousands of Korean won)

	2006
Investees	Beginning		Increase		Decrease		Ending
Gravity Interactive, Inc.	₩	48,385	₩	91,542	₩	—	₩	139,927
Gravity Entertainment Corp.		202,977		41,823		—		244,800
Gravity CIS, Inc.[1]		—		—		—		—
Gravity EU SASU		—		—		7,761		(7,761)

Total	₩	251,362	₩	133,365	₩	7,761	₩	376,966

1 The Company has not recognized ₩25,396 thousand as negative capital adjustment as the book value of investment is zero.

	2005
Investees	Beginning		Increase		Decrease [1]		Ending
Gravity Interactive, Inc.	₩	65,251	₩	1,486	₩	18,352	₩	48,385
Gravity Entertainment Corp.		42,813		160,164		—		202,977

Total	₩	108,064	₩	161,650	₩	18,352	₩	251,362

[1]	The deferred tax asset directly added to the shareholders’ equity
Changes in difference between cost of investment and underlying book value for the years ended December 31, 2006 and 2005, are as follows:

(in thousands of Korean won)

	2006
					Amortization
					and
Investees	Beginning		Increase		impairment	Ending
Neo Cyon, Inc.	₩	6,806,272	₩	—	₩ 2,709,458	₩	4,096,814

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

(in thousands of Korean won)

	2005
					Amortization
					and
Investees	Beginning		Increase		impairment	Ending
Trigger Soft Corp.		—		1,787,492	(1,787,492)		—
Neo Cyon, Inc.		—		7,049,397	(243,125)		6,806,272

Total	₩	—	₩	8,836,889	₩ (2,030,617)	₩	6,806,272

Differences between cost of investment and underlying book value incurred in 2005 consist of intangible assets and goodwill. Amortization is computed using the straight-line method over three and five years for intangible assets and goodwill, respectively, and recorded as loss from equity method investments.
The Company fully amortized its investments in Trigger Soft Corporation as loss from equity-method investment, since the investee has demonstrated poor business performance and its book value became negative. The Company also provided an allowance against its long-term loans receivable from the investee amounting to ₩852 million.
Elimination of Unrealized Gain
Unrealized gain of ₩16,403 and ₩21,166 thousand respectively for 2006 and 2005 from sale of property and equipment to its subsidiaries before 2005 were fully eliminated in accordance with equity method accounting (Note 19).
Use of Unaudited Financial Statements
The unaudited financial statements of Gravity Interactive Inc., Gravity Entertainment Corporation, Gravity CIS, Inc., Gravity EU SASU, Trigger Soft Corporation and Neo Cyon, Inc. for the years ended December 31, 2006 and 2005, were used in the valuation of the said equity investments. The Company believes that any difference between the audited and unaudited financial statements will not be material.
Financial information of equity method investments as of and for the year ended December 31, 2006, follows:

(in thousands of Korean won)	2006
							Net income
Investees	Assets		Liabilities		Revenue		(loss)
Gravity Interactive, Inc.	₩	1,130,688	₩	263,955	₩	2,828,386	₩ 258,644
Gravity Entertainment Corp.		741,011		432,084		22,813	(219,756)
Gravity CIS, Inc.		646,626		1,719,287		6,334	(930,072)
Gravity EU SASU		2,139,169		54,553		—	(117,905)
Trigger Soft Corp.		290,714		2,192,436		298,004	(957,318)
Neo Cyon, Inc.		2,448,132		1,336,527		3,849,384	369,755

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
6.	Short-Term and Long-Term Loans Receivable
Short-term and long-term loans receivable of the Company as of December 31, 2006 and 2005, consist of the following:

(in thousands of Korean won)

	Annual Interest
	Rate (%)	2006		2005
Loans for employee housing	2.0~3.0	₩	66,389	₩	—
Loans to Gravity CIS, Inc., net of allowance of ₩515,807 thousand	4.9		878,593		—
Loans to Trigger soft Corp., net of allowance of ₩1,990,000 thousand (2005 : ₩851,571 thousand)	9.0		—		198,429

			944,982		198,429
Less : Short-term portion	—		38,056		—

Long-term loans receivable		₩	906,926	₩	198,429

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
7.	Available-For-Sale securities
Available-for-sale securities of the Company as of December 31, 2006, consist of the following:

(in thousands of Korean won)

	Acquisition		Market Value or
	Cost		Net Asset Value		Book Value
Non-marketable available-for-sale	₩	10,733,052	₩	2,951,550	₩	10,733,052
Government bonds		21,440		20,320		20,320

Total	₩	10,754,492	₩	2,971,870	₩	10,753,372

Non-marketable available-for-sale securities of the Company as of December 31, 2006, consist of the following:

(in thousands of Korean won)

		Percentage of	2006
	Number	ownership	Acquisition		Net asset
	of shares	(%)	cost		value		Book value
Online Game Revolution Fund No. 1	—	13.89	₩	2,114,364	₩	1,710,451	₩	2,114,364
Perpetual Entertainment, Inc.	19,226,661	16.76		8,618,688		1,241,099		8,618,688

Total			₩	10,733,052	₩	2,951,550	₩	10,733,052

Online Game Revolution Fund No. 1 is a partnership in Japan, where the Company is the limited partner owning 13.89% share of the partnership.
Perpetual Entertainment, Inc. (“Perpetual”) is a game development company in the United States, in which the Company acquired Series D preferred stock.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
8.	Property and Equipment
Changes in property and equipment as of December 31, 2006 and 2005, are as follows:
(in thousands of Korean won)

	2006
	Computer and
	other				Furniture		Leasehold
	Equipment		Vehicles		and fixtures		improvements		Total
Beginning balances	₩	6,042,359	₩	252,917	₩	1,153,759	₩	407,292	₩	7,856,327
Acquisition		1,411,896		—		62,585		84,800		1,559,281
Disposal and retirement		(30,505)		(7,287)		(340,733)		—		(378,525)
Depreciation		(2,507,507)		(86,126)		(251,707)		(247,667)		(3,093,007)
Impairment		(675,000)		—		—		—		(675,000)
Transfer		(50,000)		—		—		—		(50,000)

	₩	4,191,243	₩	159,504	₩	623,904	₩	244,425	₩	5,219,076

Accumulated depreciation	₩	(5,427,892)	₩	(158,368)	₩	(267,480)	₩	(265,375)	₩	(6,119,115)

(in thousands of Korean won)

	2005
					Computer and				Furniture and		Leasehold
	Land		Buildings		Equipment		Vehicles		fixtures		improvements		Total
Beginning balances	₩	5,953,902	₩	2,201,076	₩	3,448,092	₩	94,506	₩	326,795	₩	725,036	₩	12,749,407
Acquisition		—		—		4,848,821		244,416		1,322,586		499,260		6,915,083
Disposal and retirement		—		—		(41,200)		(13,307)		(268,770)		(76,327)		(399,604)
Depreciation		—		(55,841)		(2,213,354)		(72,698)		(226,852)		(740,677)		(3,309,422)
Transfer		(5,953,902)		(2,145,235)		—		—		—		—		(8,099,137)

	₩	—	₩	—	₩	6,042,359	₩	252,917	₩	1,153,759	₩	407,292	₩	7,856,327

Accumulated depreciation	₩	—	₩	—	₩	(3,664,153)	₩	(93,066)	₩	(98,708)	₩	(17,708)	₩	(3,873,635)

The Company sold on May 26, 2006, to Yaho Communication Corp. its land and building which it reclassified as investment in real properties in 2005 and recognized ₩1,081,346 thousand as gain on disposal of investment in real properties.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
Impairment of Property and Equipment
The Company recognized the difference between the realizable value and the carrying value as an impairment loss. The carrying value balance after the impairment is reclassified as other investment. The impairment loss the Company realized in 2006 is as follows:
(in thousands of Korean won)

	2006
	Acquisition	Accumulated			Realization	Impairment
	cost	depreciation	Book value		Cost	Loss
Computer and Equipment	₩ 1,200,000	₩ 475,000	₩	725,000	₩ 50,000	₩ 675,000

9.	Insurance
Property and equipment covered by insurance policies as of December 31, 2006 and 2005, are as follows:
(in thousands of Korean won)

			Amount Insured
Properties	Insurance Company	Type of Insurance	2006			2005
Buildings	Meritz Fire & Marine Insurance Co., Ltd.[1] (2005: Ssangyong Fire and Marine Insurance)	Fire Insurance	₩	18,225,000	[1]	₩	1,681,000
Furniture and fixtures	Meritz Fire & Marine Insurance Co., Ltd. (2005: Ssangyong Fire and Marine Insurance)	Fire Insurance		3,500,000			1,000,000
All the vehicles not included in above table are insured under liability insurance and comprehensive insurance. The Company maintains accident insurance for officers and employees with Hyundai Marine & Fire Insurance Co., Ltd. In addition, the Company carries directors and officers’ liability insurance with indemnities of US $5 million per litigation with Hyundai Marine & Fire Insurance Co., Ltd.

[1]	The Company carries fire insurance with Meritz Fire and Marine Insurance Co., Ltd. for the main office which the Company leases from Meritz Fire and Marine Insurance Co., Ltd.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
10.	Operating Lease
The Company has entered into a lease agreement with Meritz Fire and Marine Insurance Co., Ltd. Guarantee deposit related to operating lease as of December 31, 2006, is ₩1,875,230 thousand (2005: ₩ 1,785,933 thousand).
Future lease payments under operating lease are as follows:
(in thousands of Korean won)

	2006		2005
Less than one year	₩	3,052,555	₩	3,099,264
One year to five years		—		2,840,992

Total	₩	3,052,555	₩	5,940,256

Lease payments recognized in operations for the years ended December 31, 2006 and 2005, are as follows:

	2006		2005
Rent	₩	3,133,545	₩	1,071,408

11.	Intangible Assets
Changes in intangible assets for the year ended December 31, 2006 and 2005 are as follows:
(in thousands of Korean won)

	2006
	Development
	costs		Software		Others		Total
Beginning balance	₩	6,869,259	₩	2,374,536	₩	101,591	₩	9,345,386
Acquisition		1,130,362		1,056,587		91,523		2,278,472
Amortization		(467,071)		(1,740,348)		(62,102)		(2,269,521)
Impairment [1]		(1,351,612)		(113,333)		(23,040)		(1,487,985)

Ending balance	₩	6,180,938	₩	1,577,442	₩	107,972	₩	7,866,352

Accumulated impairment	₩	(1,368,153)	₩	(113,333)	₩	(23,040)	₩	(1,504,526)

[1]	The carrying value of the asset is reduced to its realizable value by recording an impairment loss due to technological obsolescence.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(in thousands of Korean won)

	2005
	Development
	costs		Software		Others		Total
Beginning balance	₩	1,194,094	₩	3,160,982	₩	80,466	₩	4,435,542
Acquisition		6,156,583		1,216,369		61,312		7,434,264
Disposals		—		(1,957)		—		(1,957)
Amortization		(481,418)		(2,000,858)		(40,187)		(2,522,463)

Ending balance	₩	6,869,259	₩	2,374,536	₩	101,591	₩	9,345,386

Accumulated impairment	₩	(16,541)	₩	—	₩	—	₩	(16,541)

The amortization expenses of intangible assets for the years ended December 31, 2006 and 2005, are allocated among the following accounts:

(in thousands of Korean won)	2006		2005
Cost of sales	₩	1,139,166	₩	1,614,154
Selling and administrative expenses		553,539		376,437
Development costs		9,543		6,147
Research and development expenses		567,273		525,725

	₩	2,269,521	₩	2,522,463

Research and development expenses incurred in the years ended December 31, 2006, amount to ₩ 9,228,756 thousand (2005: ₩9,142,948 thousand).

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
12.	Accrued Severance Benefits
Changes in accrued severance benefits for the years ended December 31, 2006 and 2005, are as follows:

(in thousands of Korean won)	2006		2005
Beginning	₩	24,457	₩	1,039,621
Payments of severance benefits		—		(2,207,787)
Provision for the year		99,712		1,192,623

	₩	124,169	₩	24,457

On December 26, 2005, the Company entered into a defined contribution pension plan (“Plan”) in accordance with Employee Retirement Benefit Security Act and has an agreement for a nonparticipating defined contribution insurance contract with Samsung Life Insurance. As a result, the Company paid the accrued severance benefits recorded as per the existing retirement allowance regulation as contributions in a lump sum and expenses the defined contributions based on the Plan from December 2005 and recorded them as retirement benefits.
For the employees and directors who are not covered by defined contribution pension plan, but are entitled to receive a lump-sum payment upon termination of their employment based on their length of service and rate of pay at the time of termination, the amount payable to them as of the balance sheet date is recorded as accrued severance benefits.
13.	Commitments and Contingencies
Commitments
In February and April 2002, the Company entered into an agreement with Sunny YNK, Inc. (Sunny YNK), granting the latter exclusive rights to distribute ‘RAGNAROK’ in the domestic market for three years from the date ‘RAGNAROK’ was first launched commercially. In accordance with the agreement, the net sales Sunny YNK earned from distributing ‘RAGNAROK’ had been divided equally between the Company and Sunny YNK until the Company’s cumulative share reached ₩7,000,000 thousand, after which the net sales were divided 80-20, in favor of the Company . The Company received a prepayment of ₩7,000,000 thousand which the Company accounted for as deferred income. The agreement expired on July 31, 2005.
The industry in which the Company operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; significant numbers of new entrants; dependence on key individuals; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; and the need for positive cash flows from operations. The Company depends on one key product and has a limited operating history and as a result, the Company is subject to risks associated with early stage companies in new and rapidly evolving markets. Of the gross revenue in 2006, the Company generated 44% (2005: 33%) from the Gungho Online Entertainment, a Japanese licensee, 12% (2005: 21%) from Soft World International Corporation, a Taiwanese licensee, and 7% (2005: 10%) from Asiasoft International Co., Ltd., a Thai licensee.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
The Company has contracts with its licensees to distribute and sell exclusively, ‘RAGNAROK’, earning 15% to 40% of sales from the online game. Revenue for the years ended December 31, 2006 and 2005, from the licensees are as follows:
(in thousands of Korean won)

		Revenue
Country	Licensee	2006		2005
Japan	Gungho Online Entertainment, Inc.[1]	₩	15,410,880	₩	16,492,724
Taiwan and HongKong	Soft-World International Corporation		4,087,118		10,121,084
Thailand	AsiaSoft International Co., Ltd.		2,541,455		4,933,216
Philippines	Level up Inc.		1,079,215		2,733,150
Others	Shanda/Shanghai pudong imp.&exp. Co.,Ltd. and others		3,461,977		5,031,628

		₩	26,580,645	₩	39,311,802

[1]	Asian Groove, Inc. exercises significant influence over Gungho Online Entertainment, Inc.
The Company has contracts for exclusive right of “R.O.S.E. Online” game distribution and sales and others with Faith Inc. in Japan, Level Up Inc. in the Philippines and Gravity Interactive, Inc. in the U.S. The Company receives 15%~35% of sales earned from “R.O.S.E. Online” game in accordance with each contract.
The Company has contracts for the exclusive right of “Ragnarok 2” game distribution and sales with Gungho Online Entertainment, Inc. in Japan, AsiaSoft Corporation Co., Ltd. in Thailand, Gamania Digital Entertainment Co., Ltd. in Taiwan. The Company receives 15%~35% of sales incurred from “R.O.S.E. Online” game in accordance with each contract.
The Company has a game publishing contract with Trigger Soft Corp. to acquire domestic and international exclusive sales and operating rights for “R.O.S.E. Online”. “R.O.S.E. Online” was launched on January 20, 2005.
The Company purchased the on-line game, “STYLIA Online” developed by Sonnori Co., Ltd. Of the total contract price of ₩3,000,000 thousand, ₩2,000,000 thousand was paid in 2005. Costs related to exclusive sales and operating rights for “STYLIA Online” were recorded as research and development expenses. The ₩500,000 thousand paid during 2006 was capitalized as development costs. However, the realizable value of the intangible asset fell lower than its carrying value due to significant decrease in the market value and impairment loss was recognized up to the full amount of ₩500,000 thousand.
The Company purchased the on-line game, “TIME N TALES Online” developed by Ndoors Corp. Of the contract price of ₩2,000,000 thousand, ₩600,000 thousand was paid in 2005 and ₩300,000 in 2006. Costs related to exclusive sales and operating rights for “TIME N TALES Online” were recorded as research and development expenses in 2005 and development costs in 2006. However, the realizable value of the intangible asset fell lower than its carrying value due to a significant decrease in the market value and impairment loss was recognized up to the full amount of ₩300,000 thousand.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
The Company purchased an online game, “Emil Chronicle Online”, developed by Gungho Online Entertainment, Inc. The costs related to the acquisition of “Emil Chronicle Online” were recorded as other intangible assets amounting to ₩6,072,640 thousand (original amount of ¥700,000,000). In addition, the Company entered into an agreement for acquisition of licenses to distribute and deliver the games through internet in Korea and other countries, except Japan.
In 2005, the Company entered into an agreement to invest in “Online Game Revolution Fund No. 1,” a fund totalling ¥1,000,000,000 in size. The Company invested ¥150,000,000 and ¥100,000,000 in 2006 and 2005, respectively, recorded as available-for-sale securities.
The Company has a game publishing contract with Intiv Soft, Inc. to acquire domestic and international exclusive sales and operating rights for “Tartaros Online” which is jointly being developed by the Company and Intiv Soft, Inc. Of the ₩1,000,000 thousand contract price, the Company paid ₩300,000 thousand and recorded the amount as research and development expenses.
Litigation
As of December 31, 2006, the Company and all the officers are defendants in class-action complaints related to violation of certain provision of the Federal Securities Laws in the United States District Court in the Southern District of New York. The outcome of this lawsuit cannot yet be determined and ultimate financial effects cannot be estimated as of the audit report date.
As of December 31, 2006, the Company is a defendant in four lawsuits claiming for damages. The aggregated amounts of claims amounted to approximately ₩2,067 million. The outcome of these lawsuits cannot yet be determined and the ultimate financial effects cannot be estimated as of the audit report date.
14.	Receipts from Former Chairman Representing Embezzled Funds
On January 23, 2006, the Company filed a suit against its former chairman and major shareholder, Mr. Jung Ryool Kim, for alleged malpractices and embezzlement. The Company and Mr. Jung Ryool Kim settled the suit and as a result, Mr. Kim paid ₩4,947,492 thousand which the Company recorded as non-operating income.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
15.	Capital Stock
The Company is authorized to issue a total of 40 million shares with a par value of ₩500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, the Company is authorized to issue up to 2 million non-voting preferred shares.
As of December 31, 2006, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered. No non-voting preferred shares were issued or outstanding.
Movements in common stock for the years ended December 31, 2006 and 2005, are as follows:
(in thousands of Korean won, except number of shares)

	Number of shares		Paid in capital
	issued and	Common	in excess of
	outstanding	stock	par value
Balance, January 1, 2005	5,548,900	₩ 2,774,450	₩ 2,117,831
Stock issuance[1]	1,400,000	700,000	71,137,242
Balance, December 31, 2005	6,948,900	3,474,450	73,255,073

Balance, December 31, 2006	6,948,900	3,474,450	73,255,073

[1]	On February 8, 2005, the Company issued 1,400,000 common shares and recorded paid in capital of ₩71,137 million in excess of par value, net of issuance costs.
16.	Capital Adjustments
Details of capital adjustments as of December 31, 2006 and 2005, are as follows:

(in thousands of Korean won)	2006		2005
Losses from valuation of available-for-sale securities	₩	(1,120)	₩	—
Negative capital adjustment from equity method investments (Note 5)		(376,966)		(251,362)
Stock options (Note 17)		2,016,182		1,632,516

	₩	1,638,096	₩	1,381,154

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
17.	Stock Based Compensation
The Company may grant options for the purchase of the Company’s shares to the officers and employees who have contributed or are qualified to contribute to the Company’s founding, management, overseas business and technical innovation. As of December 31, 2006, the details of the Company’s stock option granted to the officers and employees are as follows:

Stocks to be issued by stock options	: Common stocks
Grant method	: New issuance of common stocks or treasury stocks
Number of common shares to be issued in the exercise[1]	: 122,670 shares
Exercise price[2]	: ₩ 55,431 per share (9,000 shares)
₩ 45,431 per share (113,670 shares)
Grant date	: December 24, 2004
Authorization by	: Shareholders

[1]	In 2006, stock options of 74,730 (2005:73,600) were cancelled due to the retirement of the officers and employees. The number of stock options outstanding as of December 31, 2006, is 122,670.

[2]	At the date of grant, the original exercise price for officers and employees were ₩80,000 and ₩ 70,000, respectively. In February 2005, in accordance with the terms of the stock option granted, the exercise prices for the outstanding options were adjusted to the IPO price for officers, and to the IPO price minus ₩10,000 for employees.
Stock options can be exercisable after two years from the stock option grant. The exercisable periods are as follows:

Exercisable period	Exercisable stock options
December 24, 2006 ~ December 23, 2007	25% (30,667 shares)
December 24, 2007 ~ December 23, 2008	25% (30,667 shares)
December 24, 2008 ~ December 23, 2009	25% (30,667 shares)
December 24, 2009 ~ December 23, 2010	25% (30,667 shares)

Total	100% (122,670 shares)

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
Compensation costs recognized for the years ended December 31, 2006 and 2005 and future compensation costs to be recognized related to the above stock options are as follows:
(in thousands of Korean Won, except exercise price)

	Officer		Employee		Total
Excercise price per share	₩	55,431	₩	45,431

Compensation costs recognized until 2005	₩	103,840	₩	1,528,677	₩	1,632,517
Compensation costs recognized in 2006		24,416		359,249		383,665
Accumulated compensation costs recognized until 2006		128,256		1,887,926		2,016,182
Future compensation costs		88,487		1,236,327		1,324,814

Total compensation costs	₩	216,743	₩	3,124,253	₩	3,340,996

The fair value of the options was estimated by using the Black-Scholes option pricing model. Assumptions used to determine compensation costs under the fair value method are as follows:

Expected exercise period (in years)	2.5	3.5	4.5	5.5
Risk-free interest rate	3.43%	3.43%	3.66%	3.66%
Volatility of the underlying stock price	40.3%	53.1%	59.1%	57.7%
Expected dividend rate [1]	0.0%	0.0%	0.0%	0.0%

[1]	0% was assumed due to uncertainty of the dividend plan.
As permitted by the Korean Accounting Standards, the Interpretation No. 39-35, Accounting for Stock Compensation, the Company recalculated the compensation costs with the amended assumption, risk-free rate and volatility of the underlying stock price based on the initial public offering at NASDAQ in the United States.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
18.	Selling and Administrative Expenses
Selling and administrative expenses for the years ended December 31, 2006 and 2005, are as follows:

(in thousands of Korean won)	2006		2005
Research and development expenses	₩	9,228,756	₩	9,142,948
Salaries		6,948,970		5,048,385
Commissions		4,985,288		9,889,725
Advertising expenses		3,372,593		5,957,799
Rent		2,157,061		624,623
Employee benefits		1,155,933		730,499
Taxes and dues		960,268		1,387,032
Depreciation		829,694		1,125,238
Transportation expenses		637,959		532,883
Provision for severance benefits		586,103		530,379
Amortization		553,539		376,437
Insurance premium		275,389		251,564
Stock compensation costs		131,749		626,394
Freights		11,650		23,911
Miscellaneous		787,678		696,269

	₩	32,622,630	₩	36,944,086

19.	Income Taxes
Income tax expense (benefit) for the years ended December 31, 2006 and 2005, consists of the following:

(in thousands of Korean won)	2006		2005
Current income tax	₩	3,375,928	₩	5,100,796
Changes in deferred tax assets from temporary differences[1]		470,858		(252,677)
Changes in deferred tax assets from tax credits[2]		7,361,069		(5,508,047)
Income taxes reflected in the shareholders’ equity[3]		(18,352)		18,352

Income tax expense (benefit)	₩	11,189,503	₩	(641,576)

[1]	Effect of temporary difference in income taxes

	2006		2005
Deferred tax assets from temporary differences at
End of year	₩	—	₩	470,858
Beginning of year		470,858		218,181

Changes	₩	470,858	₩	(252,677)

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

[2]	Effect of tax credit in income taxes

	2006		2005
Deferred tax assets from tax credit at
End of year	₩	—	₩	7,361,069
Beginning of year		7,361,069		1,853,022

Changes	₩	7,361,069	₩	(5,508,047)

[3]	The Company reflected the effect of deferred tax related to accounts directly added to shareholders’ equity in those accounts. There is no tax effect to directly reflect to the shareholders’ equity as of December 31, 2006.
Reconciliation between taxable income and income (loss) before income tax for the years ended December 31, 2006 and 2005 are as follows:

(in thousands of Korean won)	2006		2005
Loss before income tax expense	₩	7,188,642	₩	4,092,701
Non-temporary differences
Meals and entertainment		222,085		125,853
Imputed interest		—		669,712
Compensation expenses associated with stock options		383,665		1,623,417
Negative capital adjustment from equity method investments		(125,605)		(157,863)
Retained earnings		—		1,657,664
Others		15,655		100,274

		495,800		4,019,057

Temporary differences
Property and equipment		1,828,802		18,347
Intangible assets		2,023,506		816,254
Equity method investments		3,416,414		2,292,193
Accrued severance benefits		30,669		(401,190)
Accrued expenses		(1,567,071)		2,337,071
Long-term loans receivable		1,138,429		851,571
Others		(668,198)		(545,535)

		6,202,551		5,368,711

Taxable (loss) income	₩	(490,291)	₩	5,295,067

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
Details of temporary differences and changes in deferred tax assets for the year ended December 31, 2006, are as follows:
(in thousands of Korean won)

	Beginning		Change		Ending
Accrued income	₩	(590,427)	₩	123,739	₩	(466,688)
Property and equipment		(1,015,675)		1,828,802		813,127
Intangible assets		969,134		2,065,755		3,034,889
Equity method investments		2,181,739		4,012,216		6,193,955
Investment assets		776,700		—		776,700
Accrued expenses		2,337,071		(1,567,071)		770,000
Accrued severance benefits		—		80,049		80,049
Long-term loans receivable		851,571		1,138,429		1,990,000
Others		1,030,612		(599,579)		431,033

		6,540,725		7,082,340		13,623,065
Deferred tax effects reflected in the shareholders’ equity[4]		275,959		(275,959)		—
Loss carryforwards		—		490,291		490,291

	₩	6,816,684	₩	7,296,672	₩	14,113,356

Deferred income tax assets from temporary differences	₩	1,548,578	₩	2,306,372	₩	3,854,950
Deferred income tax assets from tax credit		7,361,069		4,911,550		12,272,619
Deduction[5]		(1,077,720)		(15,049,849)		(16,127,569)

Deferred income tax assets	₩	7,831,927	₩	(7,831,927)	₩	—

[4]	Deduction consists of negative capital adjustment from equity method investments.

[5]	Due to the uncertainty of the Company’s future taxable income, management concluded that the Company will not realize all benefits from the loss carryforwards, tax credits and temporary differences.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
Deferred income tax assets as of December 31, 2006, were calculated based on the rate of 24.75% applicable to 2007, and 27.50% for the amounts expected to be realized during the fiscal years 2008 and thereafter. The Company is entitled to a special tax exemption of 10% in corporate income tax rate by virtue of being a small and medium sized company.
Calculation of the effective tax rate for 2006 and 2005, are as follows:

(in thousands of Korean won)	2006		2005
Loss before income tax	₩	(7,188,642)	₩	(4,092,701)
Income tax expenses (benefits)		11,189,503		(641,576)

Effective tax rate		(155.66%)		15.68%

20.	Loss per Share
Basic loss per share is computed by dividing net loss allocated to common stock by the weighted average number of common shares outstanding during the year. Basic ordinary loss per share is computed by dividing ordinary loss allocated to common stock, which is net loss allocated to common stocks as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted average number of common shares outstanding during the year.
Weighted Average Number of Common Shares Outstanding
The weighted average number of common shares outstanding for the years ended December 31, 2006 and 2005, are calculated as follows:

			Number of	Weighted average
	Number of		Days	number of shares
Common stock	Shares	Period	outstanding	2006	2005
		2005. 1. 1~
January 1, 2005	5,548,900	2005.12.31	365	—	2,025,348,500
		2005. 2. 8~
Increase in paid-in- capital in 2005	1,400,000	2005.12.31	327	—	457,800,000
		2006. 1. 1~
During 2006	6,948,900	2006.12.31	365	2,536,348,500	—

				2,536,348,500	2,483,148,500

Weighted average number	:	2006	:	2,536,348,500	÷	365	=	6,948,900 shares
of common shares outstanding		2005	:	2,483,148,500	÷	365	=	6,803,147 shares

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
Basic Loss per share
Basic loss per share and ordinary loss per share for the years ended December 31, 2006 and 2005 are calculated as follows:

(in Korean won)	2006		2005
Net loss	₩	(18,378,144,343)	₩	(3,451,125,174)
Weighted average number of shares issued and outstanding		6,948,900		6,803,147

Basic loss per share	₩	(2,645)	₩	(507)

Since there were no extraordinary gains or loss, basic ordinary loss per share is identical to the basic loss per share.
21.	Related Party Transactions
The parent company is Ezer, Inc. and the Company’s subsidiaries are as follows:

	Percentage of
Subsidiaries	ownership(%)	Location
Gravity Interactive, Inc.	100.00%	United States of America
Gravity Entertainment Corp.	100.00%	Japan
Gravity CIS, Inc.	100.00%	Russia
Gravity EU SASU	100.00%	France
Trigger Soft Corp.	88.15%	The Republic of Korea
Neo Cyon, Inc.	96.11%	The Republic of Korea

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
Significant transactions, which occurred in the ordinary course of business with related companies for the years ended December 31, 2006 and 2005, and the related account balances outstanding as of December 31, 2006 and 2005, are as follows:
(in thousands of Korean won)

	Sales				Purchase
	2006		2005		2006		2005
Gravity Interactive, Inc.	₩	405,997	₩	7,589	₩	—	₩	—
Gravity Entertainment Corp.		—		33,758		—		—
Gravity CIS, Inc.		61,887		—		—		—
Gravity EU SASU		—		—		—		—
Trigger Soft Corp.		245,874		34,890		298,004		144,702
Neo Cyon, Inc.		47,038		—		12,592		—

Total	₩	760,796	₩	76,237	₩	310,596	₩	144,702

(in thousands of Korean won)

	Receivables				Payables
	2006		2005		2006		2005
Gravity Interactive, Inc.	₩	23,730	₩	—	₩	1,979	₩	—
Gravity Entertainment Corp.		—		1,897		501,977		663,245
Gravity CIS, Inc.		1,415,489		—		208,045		—
Gravity EU SASU		—		—		30,930		—
Trigger Soft Corp.		2,135,595		1,317,742		110,083		166,751
Neo Cyon, Inc.		57,038		—		—		208,045

Total	₩	3,631,852	₩	1,319,639	₩	853,014	₩	1,038,041

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
Loans granted by the Company to the related parties are as follows:

					Allowance		Bad debt
	Beginning		Ending		for bad debt		expense
Gravity CIS, Inc.[1]	₩	—	₩	1,394,400	₩	515,807	₩	—
Trigger Soft Corp.[2]		1,050,000		1,990,000		1,990,000		1,138,429

Total	₩	1,050,000	₩	3,384,400	₩	2,505,807	₩	1,138,429

[1]	The Company recognized bad debt expenses as loss from equity method investments.

[2]	The Company recognized bad debt expenses in 2006 and 2005 as other bad debt expense and loss from equity method investments, respectively.
For the year ended December 31, 2006, the Company recorded salaries of ₩546,489 thousand and severance benefits of ₩99,712 thousand as key management compensation. Key management consists of executive officers who have the authority and responsibility in the planning, directing and control of the Company’s operations. For the year ended December 31, 2006, the limit of key management compensation is ₩1,400 million.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
22.	Monetary Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies as of December 31, 2006 and 2005, are summarized as follows:
(in thousands of Korean won)

	2006				2005
	Foreign		Korean		Korean
	currency		won		won
Assets
Cash and cash equivalents	US$	10,785,411	₩	10,026,118	₩	1,542,088
	JPY	847,511,298		6,626,098		1,059,138
	EUR	309,984		378,875		1

				17,031,091		2,601,227

Short-term financial instruments	US$	—		—		1,810,519

Trade accounts receivable	US$	219,035		203,615		1,836,201
	JPY	11,329,865		88,580		1,248,505
	EUR	67,247		82,192		85,658
	AUD$	98,307		72,204		56,563
	BRL	75,923		33,001		—
	CNY	6,298		759		—
	INR	297,387,872		30,601		—
	MXN	115,200		9,867		—
	PHP	3,373,755		63,933		14,470
	THB	3,482,056		91,578		—
	NTD	5,066,032		144,230		—

				820,560		3,241,397

Other receivables	US$	—		—		8,438
Long-term loans receivable	US$	1,500,000		1,394,400		—

			₩	19,246,051	₩	7,661,581

Liabilities
Accounts payable	US$	734,159	₩	682,474		3,344,153
	JPY	1,546,573		12,092		146,606
	EUR	—		—		12,530
	AUD$	—		—		10,808
	BRL	1,133		492		—

			₩	695,058	₩	3,514,097

The Company recognized gain on foreign currency translation of ₩56,020 thousand in 2006 (2005 : ₩62,544 thousand) and loss on foreign currency translation of ₩576,736 thousand in 2006 (2005 : ₩84,490 thousand) from the above foreign currency denominated assets and liabilities.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
23.	Value Added Information
Details of accounts included in the computation of value added for the years ended December 31, 2006 and 2005 are as follows:

(in thousands of Korean won)	2006		2005
Salaries	₩	17,091,575	₩	14,684,155
Provision for severance benefits		1,415,990		1,192,622
Employee benefits		1,644,343		1,206,919
Rent		3,133,545		1,071,408
Depreciation and amortization		5,362,528		5,831,885
Taxes and dues		1,352,632		1,707,856

	₩	30,000,613	₩	25,694,845

24.	Supplemental Cash Flow Information
Significant transactions not affecting cash flows for the years ended December 31, 2006 and 2005 are as follows:

(in thousands of Korean won)	2006		2005
Reclassification of land and buildings to investment assets	₩	50,000	₩	8,099,137
Reclassification of advanced payments to available-for-sale securities		896,000		—
Reclassification of advanced payments to other intangible assets		91,523		—
25.	Approval of Financial Statements
The non-consolidated financial statements were approved by the Board of Directors on March 6, 2007.
26.	Reclassification of Prior Year Financial Statements
Certain amounts in the financial statements as of and for the year ended December 31, 2005, have been reclassified to conform to the December 31, 2006 financial statement presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.

Report on the Review of Internal Accounting Control System
To the President of
GRAVITY Co., Ltd.
We have reviewed the management’s report on the operations of the internal accounting control system (“IACS”) of GRAVITY Co., Ltd. (the “Company”) as of December 31, 2006. In accordance with Article 2-2 of the Act on External Audit for Stock Companies (the “External Audit Law”) of the Republic of Korea, the Company’s management is responsible for reporting on the design and operations of its IACS (“IACS report”). Our responsibility is to review the management’s IACS report and issue a report based on our review.
We conducted our review in accordance with Article 2-3 of the External Audit Law. Our review included inquiries of management and employees, inspection of related documents and checking of the operations of the Company’s IACS. We did not perform an audit of the Company’s IACS and accordingly, we do not express an audit opinion.
Based on our review, we noted the following material weaknesses in the design or operations of the Company’s IACS under Article 2-2 of the External Audit Law as of December 31, 2006.
(1) Weakness in the control over the revenue recognition of online game revenues to ensure the accuracy of monthly sales records.
(2) Weakness in controls over access to programs and data, computer operations and program changes for IT systems including accounting and billing system.
This report applies to the Company’s IACS in existence as of December 31, 2006. We did not review the Company’s IACS after December 31, 2006. This report has been prepared for Korean regulatory purposes pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

As this report is based on Interim Guidelines on Auditors’ Review and Report on Management’s IACS Report issued by the Korean Audit Standards Committee on March 29, 2005, they apply only from that date until the date the Final Standards for Management’s IACS Report, and the Final Standards for Auditors’ Review and Report on Management’s IACS Report become effective. A review based on the final standards may have different results and accordingly, the content of any updated report may be different.
Samil PricewaterhouseCoopers
March 13, 2007
Notice to Readers
This report is annexed in relation to the audit of the financial statements as of and for the year ended December 31, 2006, and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.